			FEDERAL INSURANCE COMPANY
			Endorsement No.: 9
			Bond Number:	82179287
NAME OF ASSURED: IVA FIDUCIARY TRUST

EXTENDED BOND PERIOD ENDORSEMENT
It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:
ITEM 1. BOND PERIOD:	from	12:01 a.m. on	July 18, 2012
	to	12:01 a.m. on	October 1, 2013

This Endorsement applies to loss discovered after 12:01 a.m. on July 18, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 30, 2013

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

SECRETARY’S CERTIFICATE

I, Shanda Scibilia, Secretary of IVA Fiduciary Trust (the “Trust”), hereby certify that those Trustees who are not considered to be “interested persons,” as that term is defined in the Investment Company Act of 1940, as amended, (the “1940 Act”) (the “Independent Trustees”), and the entire Board of Trustees (“Board”) of the Trust, at a meeting held on February 27, 2013, approved the following resolutions:

RESOLVED, that the Board of the Trust, including a majority of the Independent Trustees, hereby approve the extension of the Trust’s current Fidelity Bond, to October 1, 2013; and

FURTHER RESOLVED, that the appropriate officers of the IVA Worldwide Fund and the IVA International Fund be, and each hereby is, authorized to make any and all payments and take such other actions, in the name of the Trust and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunto set my hand this 7th day of June 2013.

/s/ Shanda Scibilia
Shanda Scibilia
Secretary